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[BALDWIN PIANO & ORGAN COMPANY LETTERHEAD]

                                             NEWS RELEASE

                                                                    EXHIBIT 99.5




CONTACTS:    Perry Schwartz                     Joel Pomerantz
             Baldwin Piano & Organ              The Dilenschneider Group
             (513) 576-4518                     (212) 922-0900


                BALDWIN PIANO SIGNS $40 MILLION LENDING AGREEMENT
                              WITH FIFTH THIRD BANK

                   AMENDS ITS RETAIL FINANCING SECURITIZATION
                     AGREEMENT WITH GENERAL ELECTRIC CAPITAL


         LOVELAND, OH, November 3, 1997 -- Baldwin Piano and Organ Company (NASDAQ:BPAO), maker of America's best-selling acoustic pianos, today announced that it has entered into a three-year, $40 million revolving loan agreement with The Fifth Third Bank of Cincinnati, Ohio, as lender and agent. NBD Bank N.A. is a participant. The new agreement replaces a similar arrangement with General Electric Capital Corporation.

         Commenting on the revolving loan agreement, Karen L. Hendricks, chairman and chief executive officer of Baldwin, said, "This new agreement eliminates a number of long-standing restrictive covenants and gives us the kind of financial flexibility we need to grow our business. The flexibility that comes with fewer restrictions will enable us to continue to upgrade our manufacturing facilities and processes and allow us to keep pace with growing demand."

         Baldwin also announced that its Securitization Agreement with General Electric Capital Corporation has been amended to eliminate provisions requiring liens on Baldwin assets and to otherwise provide the company with more flexible terms. The Agreement covers the securitization of retail financing contracts for pianos sold to consumers.

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         Commenting on the amended Securitization Agreement, Ms. Hendricks said,
"The amended agreement with General Electric Capital recognizes Baldwin's improved financial strength and offers us better terms and greater flexibility to grow Keyboard Acceptance Corporation, our retail financing arm."

         The Baldwin Piano & Organ Company makes and markets America's best-selling acoustic piano brands -- Baldwin, Wurlitzer, and Chickering -- as well as the Pianovelle(R) line of digital pianos and Baldwin's newest product, the computerized ConcertMaster(R) player piano system. Baldwin also provides its dealers with retail consumer financing through its Keyboard Acceptance Corporation subsidiary and produces electronic parts and components for original equipment manufacturers through its Special Products Division.

         Baldwin currently employs some 1,400 workers at six locations, including its corporate headquarters in Loveland, Ohio, and five manufacturing facilities in Arkansas, Mississippi, and Mexico.

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"Safe Harbor" statement under the Private Securities Litigation Reform Act of
1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

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